October 25, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	NETTime Solutions, Inc.
Form RW — Withdrawal of Registration Statement on Form S-1
Registration File No. 333-132146

Ladies and Gentlemen:

                Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Act”), NETTime Solutions, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-132146) (the “Registration Statement”).

                The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated thereby at this time due to market conditions. The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.

                Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

                Please forward copies of the order consenting to the withdrawal of the Registration Statement to Thomas J. Klitzke, Principal Accounting Officer, via mail at 8840 East Chaparral Road, Suite 100, Scottsdale, Arizona 85250 and Greg R. Hall of DLA Piper US LLP, via facsimile at (480) 606-5526 and via mail at 2415 East Camelback Road, Suite 700, Phoenix, Arizona 85016.

                If you have questions regarding this application for withdrawal, please call Gregory R. Hall at DLA Piper US LLP, outside counsel to the registrant, at (480) 606-5128.

Sincerely,

NETTime Solutions, Inc.

By: /s/	Thomas J. Klitzke
Principal Accounting Officer